AB
5/22

SECURITIES AND EXCHANGE COMMISSION
SECURITIES
Wa
08031719

RECEIVED
APR 2 8 2008

DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conservative Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 East Columbia
(No. and Street)

Farmington (City) MO (State) 63640 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sue Evans (573) 756-8971
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Ristau & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

4339 Butler Hill Road (Address) St. Louis (City) MO (State) 63128 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 27 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sue Evans, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conservative Financial Services, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DESIREÉ E BEATY
Notary Public Notary Seal
STATE OF MISSOURI
St Francois County
My Commission Expires Jan 23 2012
Commission # 08477069

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION
WITH INDEPENDENT AUDITORS' REPORT

CONSERVATIVE FINANCIAL SERVICES, INC.

December 31, 2007

CONSERVATIVE FINANCIAL SERVICES, INC.

Table of Contents

December 31, 2007

Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

4339 Butler Hill Road
St. Louis, Missouri 63128
Phone (314) 845-6050 Fax (314) 845-5902

Independent Auditors' Report

The Board of Directors
Conservative Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Conservative Financial Services, Inc. (the Company) as of December 31, 2007. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Conservative Financial Services, Inc. at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
January 25, 2008

CONSERVATIVE FINANCIAL SERVICES, INC.

Statement of Financial Condition

December 31, 2007

ASSETS

Cash	$ 124,101
Money market fund with clearing organization	133,733
Notes receivable – officer (note 4)	36,000
Commissions receivable	86,662
Premises and equipment, net (note 2)	323,145
Goodwill	1,532,096
Other assets	15,954
Total assets	$ 2,251,691

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$ 74,678
Deferred income taxes payable (note 3)	17,378
Total liabilities	92,056
Commitments and contingencies (note 6)	
Stockholder's equity (note 5):	
Common stock, $1 par value; 250,000 shares authorized, 100,000 shares issued and outstanding	100,000
Additional paid in capital	315,000
Retained earnings	1,744,635
Total stockholder's equity	2,159,635
	$ 2,251,691

See accompanying notes to statement of financial condition.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Conservative Financial Services, Inc. (the Company), a wholly-owned subsidiary of First State Bancshares, Inc., is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company was incorporated under the laws of Missouri in 1985. The Company operates as a fully-disclosed introducing broker and does not maintain customer accounts or securities.

The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry. Following is a description of the more significant of the Company's accounting practices:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. When retired or otherwise disposed of, the original cost and accumulated depreciation are removed from the respective accounts and the net difference, less any amount realized from disposition, is reflected in operations.

Depreciation is computed on the straight-line method for financial reporting purposes as follows: building and improvements – seven to 39 years; furniture and fixtures – five to ten years; computer equipment – three years.

Premises and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In such situations, recoverability of assets to be held and used would be measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeded the fair value of the assets.

Goodwill

The excess of the consideration given in the Company's acquisition by First State Bancshares, Inc. over the fair value of the net assets acquired is recorded as goodwill, an intangible asset in the Company's balance sheet. Goodwill is the Company's only intangible asset with an indefinite useful life, and the Company is required to test the intangible asset for impairment on an annual basis. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. No impairment write-downs were required in 2007.

Income Taxes
The Company is included in the consolidated Federal and state income tax returns of First State Bancshares, Inc. Applicable income taxes are computed based on reported income and expenses, adjusted for permanent differences between reported and taxable income. Penalties and interest assessed by income taxing authorities are included in income tax expense in the year assessed, unless such amounts relate to an uncertain tax position, as defined below.

The Company uses the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period which includes the enactment date.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* an Interpretation of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.* FASB Interpretation No. 48 (FIN 48) clarifies the accounting for uncertainty in income taxes in financial statements and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 will become effective for fiscal years beginning after December 15, 2007; however, Company management believes that the Company has no uncertain tax position maintained for tax reporting purposes and, accordingly, no FIN 48 liability is required to be recorded.

The most recent examination of the First State Bancshares, Inc.'s consolidated Federal income tax returns covered the years ended December 31, 2004, 2003, and 2002. The consolidated Federal income tax returns of First State Bancshares, Inc. for the years ended December 31, 2007, 2006, and 2005 are subject to examination by the Internal Revenue Service for three years after they were filed. First State Bancshares, Inc. has not had a state income tax examination by the State of Missouri for several years and state income tax returns for the years ended December 31, 2007, 2006 and 2005 are subject to examination by the State of Missouri, generally for three years after they were filed.

NOTE 2 - PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, 2007 is as follows:

Land	$ 30,213
Building and improvements	375,538
Furniture, fixtures, and equipment	206,559
	612,310
Less accumulated depreciation	(289,165)
	$ 323,145

NOTE 3 – INCOME TAXES

The tax effects of temporary differences which give rise to deferred tax liabilities at December 31, 2007 are all the result of premises and equipment, for which depreciation is computed on an accelerated method for tax reporting purposes and on a straight-line method for financial reporting purposes.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has advanced Susan M. Evans, an officer of the Company, an insurance premium loan under a split dollar life insurance arrangement. This is a zero interest loan payable on demand. The officer has executed a collateral assignment agreement that provides that the Company will be reimbursed from the policy value an amount equal to the cumulative premium advances upon the occurrence of specific events. Cumulative advances under this agreement to Ms. Evans totaled $36,000.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $178,664, which was $128,664 in excess of its required minimum net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0.52 to 1.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Company management is unaware of any legal matters that may have arisen in the normal course of business which could result in any material liability to the Company.

END